February 20, 2025

Darryle Burnham
Chief Financial Officer
Newsmax Inc.
750 Park of Commerce Drive, Suite 100
Boca Raton, Florida 33487

       Re: Newsmax Inc.
           Offering Statement on Form 1-A
           Filed February 7, 2025
           File No. 024-12567
Dear Darryle Burnham:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2025 letter.

Offering Statement of Form 1-A
Risk Factors
Newsmax Media and the other Subsidiaries may be, and in the past have been, subject to unfavorable litigation..., page 25

1. Please refer to prior comment 1 and disclose the identity of the commercial counterparty with which you entered into the settlement agreement in March 2023 and file the settlement agreement as an exhibit. We note that the settlement agreement was to resolve claims prior to the commencement of litigation against Newsmax and does not appear to be a contract made in the ordinary course of your business. We also note that the company has a total of $34.6 million remaining under the payment schedule through 2028 which appears material to the company.
 February 20, 2025
Page 2
2. You disclose that Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount of $40 million payable over time and the issuance of a five year cash exercise warrant to purchase 2,000 shares of Series B preferred stock at an exercise price of $5,000 per share. Please disclose the timing of the payment for the $40 million cash settlement and the amount that has been paid to date. Explain whether any of the proceeds of this offering will be used to pay the settlement with Smartmatic. File the settlement agreement as an exhibit.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Edward M. Welch